

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2011

John L. Plueger
President & Chief Operating Officer
Air Lease Corporation
2000 Avenue of the Stars, Suite 600N
Los Angeles, CA 90067

>   **Re: Air Lease Corporation**
>   **Registration Statement on Form S-1**
>   **Filed January 14, 2011**
>   **File No. 333-171734**

Dear Mr. Plueger:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have not provided a price range for your offering. Please revise your filing to include a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout may cause us to raise issues on areas not previously commented upon.

2. As soon as practicable, please furnish to us a statement as to whether the amount of compensation to be paid to the underwriters has been cleared by FINRA. Prior to the effectiveness of your registration statement, please provide us with a copy of the clearance letter or a call from FINRA informing us that FINRA has no additional concerns.

3. The preliminary prospectus you circulate must include all information required by U.S. federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C. We may have additional comments after you fill in all blanks and file all exhibits, including the legality opinion.

4. Please monitor your requirement to provide updated financial information. Refer to Rule 3-12 of Regulation S-X.

5. Please provide a currently dated, signed auditors' consent with your next amendment.

Industry and market data, page i

6. We note that your disclosure contains market and industry information from a report prepared by AVITAS. Please provide us with a copy of the AVITAS report, clearly marked to highlight the portion or section that contains the information and cross-reference it to the appropriate location in your filing. We may have additional comments after we review your response.

7. Please be advised that you are responsible for the information you disclose in your prospectus. Therefore, please delete the disclaimer in the second sentence regarding the accuracy and completeness of the market data.

Prospectus summary, page 1

8. We note your reference to market trends in your discussion. Throughout the prospectus, please revise to state your basis or source for the statements you make with regard to market information and trends. For example, you have not provided source information for the statements in the second sentence of the fourth paragraph regarding demand for passenger airline travel and market saturation, the statement regarding demand and growth in the second paragraph on page three.

9. To the extent comments in this section affect other portions of the prospectus, please revise the prospectus throughout accordingly.

Our company, page 1

10. We note your statement in the second paragraph that you owned 40 aircraft as of December 31, 2010. Please revise to disclose the number of used and new aircraft that comprise the 40 aircraft.

11. You state in the second paragraph that all of the aircraft you currently own are leased or are subject to lease. Please revise to disclose the number of aircraft actually leased and explain what you mean by "subject to lease" (e.g. does this mean that you have entered into a binding lease commitment but delivery of the aircraft has not yet occurred?).

Operations to date, page 2

Current fleet, page 2

12. We note that you anticipate your fleet will grow to over 100 aircraft at the end of 2011. Based on the size of your fleet at the end of 2010 and your disclosed purchase commitments in 2011, please clarify how you intend to grow your fleet to over 100 aircraft at the end of 2011. If there are any other probable agreements to acquire aircraft, please disclose and discuss the terms of those agreements.

Aircraft purchase commitments, page 2

13. Please revise the first paragraph on page three to quantify the number of binding and non-binding lease commitments for the aircraft to be delivered in 2011 and 2012.

Our business and growth strategies, page 3

Capitalize on attractive market opportunities . . . page 3

14. We note your statement in the fifth sentence. Please revise to disclose why you believe narrowbody and certain widebody aircraft will continue to experience strong global airline demand.

Enter into strategic ventures, page 4

15. Please revise to disclose whether you have any current plans to enter into strategic ventures with third parties.

Risks affecting us, page 7

16. Please revise this section to briefly describe key risks and how those risks affect your company. Your disclosure in this section should be equally prominent as the section describing your competitive strengths. For example, the use of bulleting and bold type is helpful for highlighting and distinguishing between the key risks.

Summary financial information and data, page 10

17. We note you present the non-GAAP measures adjusted net loss and adjusted EBITDA that you identify as performance measures. In your disclosures, you indicate that you believe these measures provide useful information regarding your ability to "service long-term debt and other fixed obligations" and your ability to "fund expected growth with internally generated funds". Based on these disclosures, it is not clear to us how or why you do not believe that these non-GAAP measures are also liquidity measures. If they are liquidity measures, please also reconcile them to net cash provided by/used in

operating activities and disclose operating, investing, and financing cash flows with equal or greater prominence. If they are not liquidity measures, please explain why and clarify your current disclosures. This comment is also applicable to non-GAAP disclosures in selected financial data and MD&A.

Risk factors, page 12

The death, incapacity or departure of key officers . . ., page 14

18. Please revise the risk factor to disclose that you only have employment agreements with Mr. Udvar-Hazy and Mr. Plueger and that you do not intend to enter into employment agreements with your other senior officers.

Our substantial indebtedness incurred to acquire our aircraft requires significant debt service payments, page 17

19. The focus of this risk factor is not centered upon your debt service payments, as indicated in the risk factor heading. Please revise the risk factor to elaborate on the risk that significant debt service payments pose to your company. Please also discuss the consequences that could occur if you are unable to make the debt service payments.

SARS, H1N1 and other epidemic diseases . . . , page 32

20. Please revise this risk factor heading to describe the impact of the risk to your company. Please similarly revise the next risk factor heading relating to natural disasters.

Use of Proceeds, page 40

21. Please state the approximate amount of proceeds intended to be used for each purpose specified. We also note your disclosure that you will have broad discretion in the use of proceeds and that the amount and timing of what you actually spend for intended uses of proceeds may vary significantly. Please note that you may reserve the right to change your uses of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. Please see Item 504 of Regulation S-K and Instruction 7 thereto.

Management's Discussion and Analysis of Financial Condition . . . , page 47

Liquidity and Capital Resources, page 48

22. Please expand your disclosures to provide a detailed discussion of the significant and most restrictive financial and non-financial elements of the loan covenants, related to your various debt instruments, including, if applicable, actual versus required ratios/amounts.

23. Please revise your liquidity disclosures to address the following:
   - We note your disclosure regarding your ability to satisfy your current liquidity needs, please revise your disclosure to identify the time period that you believe you will be able to satisfy your liquidity needs.
   - Please address the potential risks and consequences if you are unable to satisfy your existing aircraft purchase commitments.
   - We note your disclosure regarding an increasing interest rate when you convert current borrowing under your warehouse facility into a four year term loan, please revise your disclosure to clarify how that interest rate will be determined, including what the interest rate would be if the borrowing were converted now.

Recent initiatives, page 49

24. Please file the agreements governing the seven unsecured two-year and three-year revolving credit facilities as exhibits to your registration statement.

Business, page 70

Our financing strategies, page 76

25. We note your statement in the third full paragraph on page 77. We also note your disclosure in the third full paragraph on page 48 that you have "commenced discussions" for government-sponsored financing. Please revise your discussion on page 77 to indicate the length of the process for securing the government-sponsored financing, at what stage you are in the process, how much funding you expect to receive from the financing and whether you are subject to rejection for receipt of financing.

Government regulation, page 83

26. Please disclose whether you believe you are in compliance with the government regulations you discuss in this section. Please also state whether you have registered your aircraft with the appropriate authorities and obtained Certificates of Airworthiness for your aircraft.

Facilities, page 85

27. Please file your office lease agreements, if material, as exhibits to your registration statement. See Item 601(b)(10)(ii)(D) of Regulation S-K.

Management, page 86

Backgrounds of our current executive officers and directors, page 86

28. Please revise the business descriptions of your directors and executive officers to ensure that you have provided each individual's business experience during the past five years. Please account for any gaps during the past five years. For example, we note that it is unclear when Mr. Willis worked at ILFC. Please refer to Item 401(e)(1) of Regulation S-K.

Executive compensation, page 95

How we determine compensation, page 96

Role of Independent Consultant, page 96

29. Please indicate whether the compensation committee has approved of the compensation consultant's engagement in any separate work for your management or employees.

Elements of the executive compensation program, page 97

Annual Bonus, page 97

30. Please revise to disclose the company financial metric performance targets and individual objectives for each named executive officer. Please disclose the targets necessary to obtain the target bonus amount and the maximum bonus amount for each named executive officer.

Long-Term Incentive Awards, page 98

31. We note your disclosure in the first full paragraph on page 99. Please revise to explain why Mr. Chen's RSUs have a time-based vesting element that is different from the other named executive officers.

32. In the second full paragraph on page 100, please disclose Mr. Chen's performance targets for the performance bonus payable in July 2011.

Certain relationships and related party transactions, page 121

33. Please file the agreements governing the loan transactions and stock purchase transactions with your officers and directors. Please refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Certain U.S. federal income tax consideration for non-U.S. holders, page 132

34. Please revise the heading and first paragraph of this section to indicate that you are discussing the "material" U.S. federal income tax considerations.

35. Please delete the disclaimer in the last paragraph stating that "th[e] summary is for general information only". Investors are entitled to rely on the information you provide in your prospectus.

Financial Statements

General

36. We note your limited operating history and the financial statements you currently present. Please identify your fiscal year end in your filing and ensure that the financial statements you present meet the updating and audit requirements of Rule 3-12 of Regulation S-X based on your fiscal year end.

Consolidated Statement of Cash Flows, page F-6

37. Based on your disclosure it appears that you acquired flight equipment under operating leases. Please disclose the material terms of the transaction in which you acquired your existing aircraft, including the parties involved. If you acquired a fleet of aircraft, subject to existing operating leases, please explain to us how and why you determined that this acquisition was not the acquisition of a business for which historical financial statements may be required by Rule 3-05 of Regulation S-X.

Note 1 – Summary of Significant Accounting Policies, page F-7

38. Please expand your accounting policy disclosures to include a discussion of the company's consolidation policy.

Note 1 – Summary of Significant Accounting Policies, page F-7

b. Rental of flight equipment, page F-7

39. We note that you record as rental revenue, the portion of supplemental maintenance rent that you are "virtually certain will not be reimbursed to the lessee". Please clarify when

and how you make this determination and disclose the amount of supplemental revenue you recorded each period. Also, please clarify when and how you determine the amount of supplemental maintenance rent that may be required to be reimbursed to the lessee and confirm that these amounts are not recorded in revenues.

g. Capitalized interest, page F-8

40. Please provide the disclosures required by ASC 835-20-50.

Note 3 – Debt financing, page F-10

i. Convertible notes, page F-12

41. Please better explain to us how you determined the fair values of the convertible notes and stock purchase agreement and how you determined the amount of the beneficial conversion option. Also, please tell us if the warrants, disclosed in note 4, were issued to the noteholders. If they were, please explain to us why their fair value was not recorded as a debt discount.

Note 7 – Income taxes, page F-16

42. Please disclose the amount of taxable income required to be generated to fully realize your deferred tax asset.

Note 8 – Commitments and contingencies, page F-18

43. Please disclose the dollar amount of aircraft purchase commitments for each of the next five fiscal years as required by ASC 440-10-50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Stertzel at (202) 551-3723 or, in his absence, Anne McConnell, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3765 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Robert B. Knauss, Esq. (*via facsimile at* (213) 683-5137)
        Munger, Tolles & Olson LLP
        355 South Grand Avenue, 35th Floor
        Los Angeles, CA 90071